Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

1 March 2017

USA PATENT GRANTS FOR IMP321 IN CANCER

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) announces the granting of patent number 9,579,382 entitled “Use of Recombinant LAG-3 or the Derivatives thereof for Eliciting Monocyte Immune Response” by the United States Patent Office.

The method of use claims granted for this patent will provide protection for the treatment of cancer where a plurality of doses of IMP321 is used to generate a monocyte mediated response. Broad claims covering dosage and route of administration have also been granted. As part of the Company’s intellectual property strategy, further applications have been filed in the US seeking additional protection for the IMP321 product itself and for use in combination with other reagents. Patent expiry is expected to be 6 July 2029 after a patent term adjustment of 276 days.

About Prima BioMed

Prima BioMed is a globally active biotechnology company and a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners. Prima is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Prima BioMed is listed on the Australian Securities Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

U.S. Investors:

Mr Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 2 8234 0100; mgregorowski@citadelmagnus.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au    ABN: 90 009 237 889